Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146720

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus Dated October 15, 2007)

$575,000,000 1.250% Convertible Senior Notes due 2014

$575,000,000 1.625% Convertible Senior Notes due 2017

and Shares of Common Stock Issuable Upon Conversion of the Notes

This supplement no. 6 supplements our prospectus dated October 15, 2007, as supplemented by our prospectus supplement no. 5 dated June 2, 2008, our prospectus supplement no. 4 dated April 1, 2008, our prospectus supplement no. 3 dated January 3, 2008, our prospectus supplement no. 2 dated December 13, 2007, and our prospectus supplement dated October 15, 2007 (the “prospectus”), relating to the resale from time to time by various selling securityholders of up to $575,000,000 in aggregate principal amount of 1.250% Convertible Senior notes due 2014 (the “2014 notes”) and $575,000,000 in aggregate principal amount of 1.625% Convertible Senior Notes due 2017 (the “2017 notes” and, together with the 2014 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes. You should read this supplement no. 6 in conjunction with the prospectus. This supplement no. 6 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 6 supersedes that information.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks. See “Risk factors” section of the prospectus supplement for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 1, 2008.

Selling securityholders

The following table supplements and amends the information appearing under the heading Selling securityholders in the prospectus supplement. The information is based on information provided by or on behalf of the selling securityholders and received by us on or before June 30, 2008.

	2014 notes		2017 notes			Common stock
Name	Principal amount beneficially owned and offered hereby	Percentage of class	Principal amount beneficially owned and offered hereby	Percentage of class	Number of shares beneficially owned(1)	Number of shares offered hereby(1)	Number of shares beneficially owned after the offering	Percentage of class(2)
Baldwin Enterprises, Inc.(4)(5)	75,000	*	—	—	74,767	1,867	72,900	*
Fund American Reinsurance Company, Ltd.(6)	25,000	*	—	—	78,422	622	77,800	*
Folksamerica Reinsurance Company(6)	75,000	*	—	—	106,967	1,867	105,100	*
Homeland Insurance Company of New York(5)	25,000	*	—	—	687	622	65	*
IIU Funds Ireland plc.(7)	250,000	*	500,000	*	18,666	18,666	0	—
JABCAP Global Convertible Master Fund Limited(8)	50,000,000	8.7	3,000,000	0.5	1,319,064	1,319,064	0	—
Lancashire Insurance Company, Ltd.(6)	75,000	*	—	—	73,667	1,867	71,800	*
Montpelier Re Holdings, Ltd.(9)	75,000	*	—	—	101,667	1,867	99,800	*
The Northern Assurance Company of America(5)	25,000	*	—	—	43,322	622	42,700	*
OneBeacon America Insurance Company(5)	100,000	*	—	—	162,389	2,489	159,900	*
OneBeacon Insurance Company(5)	175,000	*	—	—	301,755	4,335	297,400	*
OneBeacon Insurance Savings Plan(6)	50,000	*	—	—	95,944	1,244	94,700	*
Pennsylvania General Insurance Company(5)	100,000	*	—	—	86,689	2,489	84,200	*
Prospector Summit Fund, L.P.(6)	50,000	*	—	—	40,844	1,244	39,600	*
SSI Hedged Convertible Opportunity Fund(10)	858,000	*	—	—	21,354	21,354	0	—
Symetra Financial Corp.(4)(6)	50,000	*	—	—	50,044	1,244	48,800	*
Symetra Life Insurance Company(4)(6)	100,000	*	—	—	85,289	2,489	82,800	*
UBS Securities LLC(3)(11)(12)	879,000	*	—	—	396,565	21,877	374,668	*
All other holders or future successors to any holders(13)	—	—	—	—	—	—	—	—

*	Less than one percent.
(1)

Assumes conversion of all of the selling securityholder’s notes at the maximum conversion rate of 24.8880 shares of common stock per $1,000 principal amount at maturity of the notes. The conversion rate is subject to adjustment as described under “Description of notes—Conversion rights—Conversion rate adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Further, pursuant to the terms of the notes, upon conversion, we will pay cash and deliver shares of our common stock (or, at our election, in lieu of such shares of our common stock, cash or any combination of cash and shares of our common stock), if any, based on a daily conversion value calculated on a proportionate basis for each trading day of a 25 trading-day observation period. Accordingly, the number of shares of our common stock we would actually deliver upon conversion of any notes could be lower than the numbers shown for any holder of notes in this table above.

(2)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 437,721,721 shares of capital stock outstanding as of May 31, 2008. In calculating this amount for each selling securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that selling securityholder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	This selling securityholder is a broker-dealer.
(4)	This selling securityholder is an affiliate of a broker-dealer.
(5)

The address of this selling securityholder is c/o Prospector Partners, LLC, 370 Church Street, Guilford, CT 06437. This selling securityholder is a majority owned subsidiary of a reporting company under the Exchange Act. Prospector Partners, LLC is the investment manager of this selling securityholder and has ultimate voting and dispositive power over the securities held by this selling securityholder. John D. Gillespie is the managing member of Prospector Partners, LLC.

(6)

The address of this selling securityholder is c/o Prospector Partners, LLC, 370 Church Street, Guilford, CT 06437. Prospector Partners, LLC is the investment manager of this selling securityholder and has ultimate voting and dispositive power over the securities held by this selling securityholder. John D. Gillespie is the managing member of Prospector Partners, LLC.

(7)

The address of this selling securityholder is IFSC House, Custom House Quay, Dublin 1, Ireland. IIU Asset Strategies Limited has ultimate voting and dispositive power over the securities held by this selling securityholder.

(8)

The address of this selling securityholder is 1 Rue Des Moulins, 1204 Geneva, Switzerland. Jabre Capital Partners SA and Philippe Jabre have ultimate voting and dispositive power over the securities held by this selling securityholder.

(9)

The address of this selling securityholder is c/o Prospector Partners, LLC, 370 Church Street, Guilford, CT 06437. This selling securityholder is a reporting company under the Exchange Act. Prospector Partners, LLC is the investment manager of this selling securityholder and has ultimate voting and dispositive power over the securities held by this selling securityholder. John D. Gillespie is the managing member of Prospector Partners, LLC.

(10)

The address of this selling securityholder is c/o SSI Investment Management, 9440 Santa Monica Blvd, 8th Floor, Beverly Hills, CA 90210. SSI Investment Management has ultimate voting and dispositive power over the securities held by this selling securityholder. Mr. John Gottfurcht, Mrs. Amy Jo. Gottfurcht and Mr. George Douglas are shareholders of SSI Investment Management.

(11)

The address of this selling securityholder is 480 Washington Blvd., 12th Floor, Jersey City, NJ 07310. John Dibacco on behalf of UBS Securities LLC, which is a publicly held entity, has ultimate voting and dispositive power over the securities held by this selling securityholder.

(12)

This selling security holder also holds $300,000 of unrestricted 2014 notes. Number of shares of common stock beneficially owned includes shares of common stock issuable upon conversion of such additional notes.

(13)	Information about other selling securityholders will be set forth in prospectus supplements, if required.